STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

CHAMPION PAIN CARE CORPORATION

First:

That the Board of Directors of Champion Pain Care Corporation (the “Corporation”) by Unanimous Written Consent dated as of April 22, 2015, adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the submission of such amendment to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment was as follows:

RESOLVED, that by amendment to the Corporation’s Certificate of Incorporation, Article “FOURTH” shall be deleted and the following shall be inserted in its place and stead:

“FOURTH: The total number of shares of stock, which this corporation is authorized to issue, is Five Hundred Million (500,000,000) shares of common stock with a par value of $0.0001.”

Second: That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth the resolutions approving the amendment set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

Third:

 That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Chief Executive Officer as of the 30th day of April, 2015.

By: /s/ Terrance Owen
Terrance Owen, CEO